 

SEC ‖‖‖‖‖‖‖‖‖‖‖ ON
12013996

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-52261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 1/1/11 _____ AND ENDING _____ 12/31/11 _____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Automated Trading Desk Financial Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

11 eWall Street

_____
(No. and Street)

Mount Pleasant   N.Y.   10013
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramsey Saliba   212-816-1117
                                 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – If individual, state last, first. middle name)

90 South Seventh Street   Minneapolis   MN   55402
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
                           Information contained in this form are not required to respond
                           unless the form displays a currently valid OMB control number.**

Affirmation

I, Christopher Permenter, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Automated Trading Desk Financial Services, LLC (the Company) for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 2/21, 2012
Signature   Date

President_____
Title

_____
Notary Public

SC Notary: My Commission Expires:
July 19th, 2020
Stacey A. Felenczak

_____



AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC
(S.E.C. I.D. No. 8-52261)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Table of Contents

(x)   Report of Independent Registered Public Accounting Firm

(x) (a) Facing Page:

(x) (b) Statement of Financial Condition

( ) (c) Statement of Operations

( ) (d) Statement of Changes in Member's Equity

( ) (e) Statement of Cash Flows

( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

(x)   Notes to Statement of Financial Condition

( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( ) (j) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required)

( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)

(x) (l) An Affirmation

( ) (m) Copy of the SIPC Supplemental Report (Not Required)

( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Independent Registered Public Accounting Firm Report on Internal Controls)

**   For conditions of confidential treatment of certain portions of this filing, see Section 240.17(a)-5(e)(3).



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Member of
Automated Trading Desk Financial Services, LLC:

We have audited the accompanying statement of financial condition of Automated Trading Desk Financial Services, LLC (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Automated Trading Desk Financial Services, LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2012
Minneapolis, Minnesota

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$ 27,325,802
Due from clearing broker	131,396,833
Financial instruments owned, held at clearing broker – at fair value	77,126,142
Accounts receivable	1,335,157
Due from affiliates	88,185
Other assets	80,039
Total assets	**$ 237,352,158**

Liabilities and Member's Equity

Liabilities:	
Financial instruments sold, not yet purchased – at fair value	$ 75,203,444
Due to Parent and affiliates	4,641,633
Accounts payable and accrued expenses	1,397,228
Total liabilities	**81,242,305**
Commitments and contingencies (note 8)	
Member's equity	156,109,853
Total liabilities and member's equity	**$ 237,352,158**

See accompanying notes to statement of financial condition.

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2011

(1) Organization, Nature of Operations, and Significant Accounting Policies

Automated Trading Desk Financial Services, LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), the NASDAQ Exchange (NASDAQ, NYSE/Arca (NYSE), the NYSE AMEX Options Exchange (AMEX), the Boston Stock Exchange (BSE), the Chicago Stock Exchange (CHX), the CBOE Exchange (CBSX), the National Stock Exchange (NSX), the Nasdaq BX Exchange (BX), the BATS Exchange (BATS), the NASDAQ Options Market (NOM), and the Philadelphia Stock Exchange (PHLX).

The Company was organized on September 1, 1999, and is a wholly owned subsidiary of Automated Trading Desk, LLC (the Parent, or the Member) which is an indirect wholly owned subsidiary of Citigroup Global Markets Holding, Inc. (CGMHI) which is a wholly owned subsidiary of Citigroup, Inc. (Citigroup).

(a) Nature of Operations

The Company's primary business is executing retail order flow for broker-dealer clients on a principal or riskless principal basis and providing equity execution services for institutional clients. The Company is a market maker in both over-the-counter and listed equities, and attempts to provide price improvement on internalized orders.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

(c) Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. The Company uses quoted market prices to determine the fair value of trading positions. The trading positions are held by the clearing broker and may be used by the clearing broker in the conduct of its business. Such financial instruments consist primarily of equity securities.

(d) Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

(e) Trading Rebates and Access Fees

The Company earns trading rebates or incurs access fees on certain transactions that provide liquidity to or remove liquidity from electronic communication networks (ECN), NASDAQ, and other broker-dealers. In the statement of financial condition, trading rebates are netted against the

(Continued)

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2011

access fees by counterparty and are included in accounts receivable or accounts payable and accrued expenses, as appropriate.

(f) *Regulatory Transaction Fees*

The Company pays regulatory transaction fees for executing certain riskless principal securities transactions on behalf of its clients. The Company passes through these fees to its clients for reimbursement. The Company writes off any receivables aged over 120 days as uncollectible.

(2) **Fair Value of Financial Instruments**

The accounting literature defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for *identical* instruments in active markets.

- Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following is a summary of the inputs used as of December 31, 2011 in valuing the Company's investments at fair value:

	Level 1	Level 2	Level 3
Financial instruments owned, held at clearing broker	$ 77,126,142	—	—
Financial instruments sold, not yet purchased	75,203,444	—	—

Substantially all of the Company's remaining financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value due to their short-term nature.

(3) **Income Taxes**

The Company is treated as a disregarded entity for federal income tax purposes and the results of its operations are included in CGMHI's U.S. federal income tax return. Under an income allocation agreement with CGMHI, the Company's federal, state, and local income taxes are provided on a separate company basis based on rates determined in accordance with the income tax agreement. Also, pursuant to the agreement, all temporary differences are treated as current tax items and the tax effects on such differences are included in intercompany tax settlements with CGMHI. At December 31, 2011, the Company has an outstanding payable due to the Parent of $1,512,888 related to income taxes.

4 (Continued)

The Company adopted Financial Accounting Standards Board Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007. The Company maintains no tax reserves for uncertain tax positions.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2006
New York State and City	2006

(4) Related Party Transactions

(a) Management and Software Licensing Fees

The Parent and CGMHI provide the Company with administrative, technology and support staff and fund other overhead, occupancy and operating costs, which include compensation of substantially all personnel. Pursuant to agreements with the Parent, the Company pays monthly management and software licensing fees to the Parent. The fees resulting from the agreements are evaluated periodically throughout the year. As of December 31, 2011, Due to Parent and affiliates was reduced by $1,281,000 for these fees.

(b) Execution Costs

The Company receives trading rebates from and pays access fees to affiliates in the normal course of routing order flow. As of December 31, 2011, $88,185 of these rebates is included in Due from affiliates in the statement of financial condition.

(c) Intercompany Note

In 2008, the Company entered into a promissory note agreement to borrow up to a maximum of $500,000,000 from Citigroup Financial Products, Inc. (CFPI), an affiliate. Over the course of the year, the Company borrowed $103,000,000 in principal. The Company repaid $103,000,000 during the year, leaving no balance to be reported in the statement of financial condition.

(d) Shared Services

In the course of operations, certain expenses of the Company are paid for by and reimbursed to affiliates. As of December 31, 2011, the amount related to these shared service expenses included in Due to Parent and affiliates in the statement of financial condition is $4,409,745.

(5) Due from Clearing Broker

The Company clears all principal and broker-dealer client transactions through its clearing broker on a fully disclosed basis. The amount due from clearing broker relates primarily to principal trading activity.

(6) Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. At December 31, 2011, the Company had net capital of $136,170,061, which was $135,170,061 in excess of its required net capital of $1,000,000.

The Company has signed a proprietary accounts of introducing brokers (PAIB) agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its net capital computation.

(7) Financial Instruments with Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions in a variety of securities. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition, at fair values of the related securities as of December 31, 2011 and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

In addition, exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical and systematic monitoring techniques.

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company manages this risk by maintaining very short term proprietary trading strategies.

(8) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations, or liquidity over and above any previously accrued amounts.

(Continued)

(b) ***Risks and Uncertainties***

The Company generates a majority of its revenues by providing order execution for its broker-dealer clients. Revenues for these services are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's market making activities, volatility in the securities markets, technological changes and events and clearing costs.

(c) ***Concentrations***

The Company considers significant clients to be clients who account for 10% or more of principal transactions revenue. In 2011, two clients individually accounted for 13% and 11%, respectively, of the Company's total principal transactions revenue.

(9) **Subsequent Events**

The Company has evaluated whether events or transactions have occurred after December 31, 2011 that would require recognition or disclosure in the statement of financial condition through February 24, 2012, which is the date the statement of financial condition was available to be issued. No such transactions required recognition in the statement of financial condition as of December 31, 2011.